EXHIBIT 12.1
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                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of the
Company for the five fiscal years ended June 30, 2004 computed by dividing net fixed charges (interest expense on all debt plus the interest element of operating leases) into earnings (income before income taxes and fixed charges).
(Dollar amounts in thousands):

                                                                For Fiscal Years Ended June 30,
                                                   ------------------------------------------------------
                                                      2004        2003       2002       2001       2000
                                                   ------------------------------------------------------
Net income (loss) attributable to common stock     $(115,146)   $(29,902)   $ 7,859    $ 8,085    $ 6,424
Income tax expense (benefit)                         (68,294)    (19,118)     5,691      5,274      3,938
Interest charges                                      68,138      68,098     68,683     56,547     38,122
Amortization of debt issuance costs                    2,552       2,706      3,600      2,514      1,734
Dividends on preferred stock                           4,671           -          -          -          -
Interest portion of rental expense                       331         326        350        440        534
                                                   ---------    --------    -------    -------    -------

Earnings available to cover
   fixed charges                                   $(107,748)   $ 22,110    $86,183    $72,860    $50,752
                                                   =========    ========    =======    =======    =======

Fixed charges:
   Interest charges                                $  68,138    $ 68,098    $68,683    $56,547    $38,122
   Amortization of debt issuance costs                 2,552       2,706      3,600      2,514      1,734
   Dividends on preferred stock                        4,671           -          -          -          -
   Interest portion of rental expense                    331         326        350        440        534
                                                   ---------    --------    -------    -------    -------

      Total fixed charges                          $  75,692    $ 71,130    $72,633    $59,501    $40,390
                                                   =========    ========    =======    =======    =======

Ratio of earnings to fixed charges (a)                 (1.42) x     0.31 x     1.19 x     1.23 x     1.26 x
                                                   =========    ========    =======    =======    =======

(a) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $183.4 million and $49.0 million for the years ended June
30, 2004 and 2003, respectively.